6 March 2020

Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549

Re:	Annual Report on Form 20-F for the Year Ended 31 December 2019;
Notice of disclosure under Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

We give notice to the Commission that we have provided disclosure under Section 13(r) of the Securities Exchange Act of 1934 in our Annual Report on Form 20-F for the year ended 31 December 2019.

Very truly yours,

Banco Santander S.A.

By:	/s/ Marjolein Van Hellemondt
Marjolein Van Hellemondt
Chief compliance officer